

Mail Stop 4631

February 14, 2017

<u>Via E-Mail</u>
Mr. Jose Galarza
President, Treasurer, Secretary, and Director
Kalmin Corp.
Alberdi 1045
Caacupe, Paraguay, South America

   Re: **Kalmin Corp.**
     Pre-effective Amendment 3 to Registration Statement
     on Form S-1
     Filed February 1, 2017
     File No. 333-215207

Dear Mr. Galarza:

   We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

<u>Because company's headquarter and assets are located outside the United States, investors may experience difficulties in attempting to effect service of process and to enforce judgments..., page 10</u>

1. Refer to comment 1 in our January 30, 2017 letter. The disclosure in this risk factor continues to be unclear. It appears that the phrase "and to enforce in the United States judgments obtained in Paraguay courts against us based on the civil liability provisions of the United States securities laws" should read "or to enforce a judgment obtained in the United States against us or our officer and director, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States." Additionally, the statement "As well, any judgment obtained in

the United States against us may be enforceable in the United States" is inconsistent with the preceding phrase, as revised, and should be removed. Please revise or advise

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction